International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

June 28, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: International Flavors & Fragrances, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 8, 2012

Response dated May 18, 2012

File No. 1-4858

Dear Mr. Decker:

International Flavors & Fragrances Inc. (“IFF”, “we” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated May 23, 2012. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.

Form 10-K for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company Response:

We respectfully acknowledge the Staff’s comments and, in our responses below, we provide an indication of our proposed additional disclosures or other revisions that we intend to include in our future filings.

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Management’s Discussion and Analysis

Critical Accounting Policies and Use of Estimates

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 40

2.	We note your response to comment three in our letter dated April 23, 2012. Given the different categories of products that you provide as well as the different geographical areas you serve in both your Flavors and Fragrances businesses, we continue to have difficulty understanding how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your current operating segment level. Correspondingly, we have difficulty understanding how your current operating segments are also your reporting units. In this regard, please address the following:

•

Please provide us with all of the financial information provided to your CODM and Board of Directors for each of the last three fiscal years, the three months ended March 31, 2012, and for each subsequent year and interim period for which you have budgeting information;

•

Please provide us with all of the financial information provided to your Group Presidents for each of the last three fiscal years, the three months ended March 31, 2012, and for each subsequent year and interim period for which you have budgeting information. To the extent that this includes financial information at a lower level than your current operating segments, please tell us how you determined that your current operating segments should be your reporting units pursuant to ASC 350-20-35-33 through 38;

•

Please help us better understand how you determined that your CODM is the Chairman and Chief Executive Officer pursuant to ASC 280-10-50-5. We remind you that ASC 280-10-50-5 states that CODM identifies a function, not necessarily a manager with a specific title, and could consist of a group of people. You state that your Group Presidents utilize sales and/or certain profitability data by region or market subcategory in order to oversee and manage their responsibilities and make investment decisions about priorities and resources within their global operating segment. Please tell us what consideration you gave as to whether they could also be considered to be part of your CODM; and

•	Please provide to us the name, title, and job description of each person that reports to the Group President for Flavors as well as the Group President for Fragrances.

Company Response:

We respectfully acknowledge the Staff’s comments and your request for us to provide additional insight as to how our chief operating decision maker (“CODM”) is able to assess performance and make decisions regarding the allocation of resources by viewing operations at our current operating segment level.

Determination of Operating Segments

As we discussed in our prior response to your comment letter dated April 23, 2012, we have determined that, in accordance with ASC 280-10-50-1 through 9, we have two operating segments — Flavors and Fragrances. ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

(i)	It engages in business activities from which it earns revenues and incurs expenses.

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(ii)	Its operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and the CODM assess its performance.

(iii)	Its discrete financial information is available.

Based on the above criteria, we concluded that the determination of Flavors and Fragrances as our two operating segments is appropriate. These segments reflect the organization and management of our operations.

(i)	Business Activities

Our Flavors operating segment is focused on the sale of flavor compounds to producers of a variety of food and beverage products. Our Group President, Flavors, who is our Flavors segment manager, manages this operating segment. Our Fragrance operating segment is primarily focused on the sale of unique fragrance compounds to customers in the cosmetics industry, including perfume and toiletries manufacturers, and the household products industry, including manufacturers of soaps, detergents, fabric care, household cleaners and air fresheners. To a lesser extent, our Fragrance operating segment also includes our ingredients that are used by our Fragrance perfumers and for external use by our customers and other third parties, such as our competitors. Our Group President, Fragrances, who is our Fragrances segment manager, manages this operating segment.

Each of our two operating segments earns revenues from the sale of compounds and/or ingredients to customers in the aforementioned industries and directly incurs expenses in connection with certain Research and Development (“R&D”), creation, sales and marketing activities. Other costs and expenses, such as raw materials and manufacturing expenses, are managed centrally on behalf of the two operating segments, whereas others costs, such as R&D, distribution and other shared costs, are allocated to our two operating segments based on actual or estimated use of such services.

(ii)	Review of Operating Results by CODM

Our Chief Executive Officer (“CEO”), who is our CODM (see discussion below), regularly reviews key financial information at the Flavors and Fragrances operating segment level for purposes of assessing performance and making resource allocation decisions. Consistent with the underlying premise of ASC 280-10-05-3, our segment information is presented under the “management approach” based on the way our management makes operating decisions and assesses performance. Therefore, the identification of Flavors and Fragrances as our operating segments allows users of the financial statements to see the company “through the eyes of management” and as noted in ASC 280-10-05-4, reflects the financial information the Company’s decision-maker uses to make decisions about our operating matters.

(iii)	Availability of Discrete Financial Information

Discrete financial information is available for each of our operating segments. As requested by the Staff, and under separate confidential cover, the Company has provided indicative copies of the financial results package covering the periods from January 1, 2009 through March 31, 2012 and for each subsequent interim period for which we have budgeting information that has been

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provided to our CEO and our Board of Directors. This quarterly package provides: (a) global income statements for the Company as a whole, along with global P&L’s for each operating segment, (b) sales information, including key drivers and current orderbook position, (c) total company year-over-year earnings variance drivers, (d) consolidated working capital and cash flow performance and (e) earnings per share trends. A similar package is prepared each month and is the key financial document that our CEO uses to regularly review financial results for purposes of assessing performance and making resource allocation decisions. In addition, the CEO and Board of Directors are provided with regular quarterly updates regarding quarterly forecasted results and perspectives regarding the full year outlook. All of the financial information our CODM receives on a regular basis (i.e., monthly or quarterly) is consistently in line with our two operating segments, Flavors and Fragrances. We acknowledge that the Staff maintains the right to request additional information.

As part of the data collection process we undertook in responding to the Staff’s comment, we determined that our CODM had received copies of the monthly operating report from one of the Fragrance segment manager’s direct reports (Fragrance Ingredients) in periods prior to and including February 2012. This report had been addressed to the Fragrance segment manager and his finance manager. The CODM, along with the other direct reports of the CODM, had been copied on the report as a courtesy. As the reports were supplementary to discussions already being held with the Fragrances segment manager, this practice was discontinued in February 2012.

Determination of CODM

Our CODM is our Chairman and CEO, currently Douglas Tough. Under ASC 280-10-50-5, the CODM of a public entity is defined as the function responsible for assessing performance of the segments and allocating resources to those segments. Mr. Tough has the authority to perform, and is performing this function for our Company.

(i)	Assessment of Performance

Our CODM is able to manage across the breadth of our organization by establishing, on a top-down basis, our organization’s strategic intent and priorities, setting clear goals and expectations on how our organization can achieve those strategies, helping to ensure that the associated operating plans and goals are well-defined and clearly communicated, and overseeing the regular monitoring of progress against those established goals. The CODM relies, in part, on a matrix reporting management model to ensure that the organization is aligned and moving in the same direction. Under this matrix model, our Senior Vice President, Operations (“SVP Operations”), who manages the engineering and manufacturing activities globally, and our Senior Vice President, Research & Development (“SVP, R&D”), who leads our R&D activities, report directly to our CODM. However, while employees within each of these functional disciplines, including Procurement, Manufacturing, Quality and Logistics, and certain parts of R&D report directly or indirectly to their respective Senior Vice President, the employees within these functional disciplines are also accountable to the respective operating segment that they support and directly impact that operating segment’s financial results. For example, while manufacturing managers working in our Operations organization report up to the SVP, Operations, their performance (e.g. expenses, manufacturing variances, safety and on-time performance) is discussed and monitored regularly and reviewed as part of the respective operating segment results. Managers at each level of the organization are expected to collaborate with their respective peers to achieve the strategy and objectives set forth for them with the resources that have been allocated to them.

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As noted above, our CODM is responsible for setting the financial objectives for the Company as a whole and for monitoring the performance, including the performance of both of our operating segments, against these objectives. Each Group President prepares a proposed budget, including sales growth targets, for their respective operating segment (Flavors or Fragrances), and our CODM reviews and approves the final operating budget for each operating segment based on his evaluation of the needs of the Company as a whole. Similarly, our CODM has final approval authority for the operating budgets for each of our functional groups, such as Operations and Research and Development, who support the operations of each of the two operating segments. As a result of the matrix management model discussed above, a substantial portion of the employees and resources needed to operate the two business segments report to the CEO through our SVP, Operations. In addition, additional support inputs are managed through other direct reports to the CEO such as the SVP, R&D; Executive Vice President, CFO; SVP, Human Resources and SVP, General Counsel. Overall, approximately 80% - 85% of the total Company’s annual operating costs and expenses are led by a direct report to the CEO other than the two operating segment managers. Managers in these functional disciplines that directly support one or both of the operating segments are accountable to both their functional leader and the corresponding operating segment manager for their performance. This approach permits our CODM to assess the performance of each operating segment, each functional discipline and the Company as a whole against the established operating budgets and the long-term strategy.

(ii)	Allocation of Resources

Our CODM is directly responsible for allocating resources and expenses relating to capital expenditures, certain elements of our R&D, business and commercial development and other corporate functions that are necessary for the operation and growth of our business. Annually, our capital spending budgets are developed based on strategic priorities and initiatives identified during the annual strategic planning cycle. During this process, the CODM sets the overall capital expenditures spending level for the Company. Thereafter, manufacturing and engineering, in coordination with the operating segments, prepares detailed capital budget proposals for each operating segment in order to establish investment priorities to meet capacity, technology or infrastructure requirements for the applicable planning period. These proposed budgets are presented to the CODM by the Senior Vice President, Operations and the segment managers for final approval to ensure that they are aligned with the Company’s strategic priorities established by the CODM and are within the overall spending target. In connection with these resource allocation decisions, the CODM seeks input from (i) the SVP, Operations (ii) the operating segment managers, (iii) the CFO and (iv) the SVP, R&D (all of whom report directly to the CODM) to ensure that there is alignment and broad-based support for the capital plan.

During the year, our CODM continues to be actively involved in the allocation of resources, including as required under our internal global authorization limits guidelines. Under these guidelines our CODM can ensure that key decision-making is aligned with the approved budgets and the Company’s strategy set by him. Our CODM is also able to ensure that he reviews those transactions that could have a material impact on the implementation of the Company’s long-term strategy and financial results. For example, these guidelines require the CODM to approve either directly or through delegation, a variety of transactions including, but not limited to, the following:

•	individual capital investments above $2 million.

•	procurement contracts for raw material supplies or indirect materials/services that have an annual value in excess of $5 million or duration greater than 3 years.

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(iii)	Conclusion

We have determined that our CEO is our CODM due to the fact that: a) our CEO is responsible for setting the strategic and operating priorities for our company; b) the CEO individually is the highest level of management within the Company at which overall resource allocation decisions are made and at which segment performance is assessed; c) the vast majority of the people and resources deployed across the organization are led by Senior Vice Presidents who are directly accountable to the CEO; and d) there are policies and processes in place that enable our CEO to monitor and ensure compliance with the strategic and operating direction set by him for the organization as a whole.

We have evaluated whether the Group Presidents should also be considered to be part of the CODM function in light of their global responsibilities and key roles in achieving the strategic and operating goals of the Company. We have concluded that the Group Presidents are not part of the CODM function based on the following reasons, in addition to those above:

•

Our segment managers (the Group Presidents) are directly accountable to the CEO for the financial results of their respective operating segment. However, as a result of the matrix structure within certain parts of our organization, they do not have sole decision-making authority over all of the costs, resources, people and agreements – such as raw materials procurement, manufacturing and certain elements of R&D – that help expand the products offered to customers and impact their segment’s financial results.

•

We have global authorization limits guidelines which clearly define where and at what level our segment managers can make operating decisions impacting their operating segment. Any applicable transaction above a specified level also requires the CODM’s approval.

We would like to note that on October 1, 2009, Mr. Tough, who was a member of our Board of Directors at the time, assumed the role of non-executive Chairman, with the plan that he would assume the additional role of CEO no later than the first quarter of 2010. During that interim period, our Board established a temporary Office of the CEO, which was comprised of three executive officers: our Executive Vice President and Chief Financial Officer (“CFO”), our Group President, Fragrances, and our Group President, Flavors. During this period, these three officers constituted the CODM function. However, as this arrangement was known to be temporary, we concluded that the formation of the temporary office of the CEO did not warrant a change in our operating segments for the period of transition. Once Mr. Tough became CEO on March 1, 2010, the Group President, Fragrances and the Group President, Flavors resumed reporting directly to our CEO. Thereafter, as described below and in accordance with ASC 280-10-50-7, these Group Presidents again had responsibility only for the operating activities, financial results and plans for their respective operating segments, while Mr. Tough had control over the overall allocation of resources to those operating segments and the assessment of their performance.

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Reporting Unit Determination

According to ASC 350-20-35-34, a component of an operating segment is a reporting unit if (a) discrete financial information is available regarding that component, (b) segment management regularly reviews the operating results of that component and (c) the component constitutes a business. The process of determining whether a component of an operating segment is a reporting unit requires judgment based on the specific facts and circumstances.

Since substantially all of the financial information reviewed by the Board, the CODM and the Group Presidents/segment managers has been at our operating segment level, we had previously concluded that our reporting units were the same as our operating segments. This determination was also based on the similarities within each segment including common manufacturing processes, shared production facilities and distribution platforms, as well as shared infrastructure such as information technology relating to the operation of our facilities, procurement and transaction processing processes. In addition, during 2011 between 45-65% of our compound sales within each operating segment were to a concentrated group of 15-20 customers that purchased products across both of our operating segment components.

Under separate confidential cover and in response to the Staff’s comment letter dated May 23, 2012, the Company has provided indicative copies of the financial information provided to our Group Presidents for each of the last three fiscal years, the three months ended March 31, 2012, and for each subsequent year and interim period for which we have budgeting information. We have also provided a listing of the name, title, and job description of each person that reports to the Group President for Flavors as well as the Group President for Fragrances. We acknowledge that the Staff maintains the right to request additional information.

Based on the factors set forth in ASC 350-20-35-33 through 38, and as explained further below, we have determined, as a result of the evaluation of the data collected in responding to the Staff’s comment letter along with the implementation of the previously announced strategic restructuring within the Fragrance operating segment in early 2012, that our reporting unit structure should be revised into the following three reporting units: (1) Fragrance Compounds, (2) Fragrance Ingredients and (3) Flavor Compounds. We believe that, if we were to apply this change retrospectively to all of the periods covered by the staff’s request, the only impact would be related to our disclosures regarding the number of reporting units. We believe, based on an internal analysis, that the fair values of each of the three reporting units substantially exceed the estimated carrying values for all periods previously reported.

In both Flavors and Fragrances, we have consistently discussed sales activity based on end-use market categories to provide additional explanation of those factors that may be driving changes in revenues year-over-year. In addition, these end-use market categories help give investors a better understanding of the end-use market dynamics that are impacting our business and help investors correlate their understanding of other consumer product companies and their markets to our business.

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(i)	Fragrance Business

As discrete financial information is regularly reviewed by the Fragrance operating segment manager and/or one of his direct reports, we have identified six components within our Fragrances operating segment as follows:

1.	Fine Fragrance
2.	Beauty Care
3.	Fabric Care
4.	Personal Wash
5.	Home Care
6.	Fragrance Ingredients

a)	Fragrance Compounds

We have concluded that Fragrance Compounds, consisting of categories 1-5 above, as a whole, constitutes a “business” and, as a result, is a reporting unit, as described in more detail below. Pursuant to ASC 805, we do not believe that any of the individual “Fragrances Compounds” components of the Fragrance operating segment (as listed in 1-5 above) constitute a “business.”

The Fine Fragrance, Beauty Care, Fabric Care, Personal Wash, and Home Care individual components of our Fragrances operating segment share the vast majority of inputs, resources and processes that would be necessary for them to create outputs, and therefore do not separately meet the definition of a “business” pursuant to ASC 805. Each of these components shares an identical supply chain, including logistics, procurement and manufacturing plants (e.g. these components are manufactured on the same lines within our plants). Only a small percentage of fixed assets (PP&E), such as certain creative centers and associated employees, could be specifically attributable to an individual component. Also, the underlying components within Fragrance Compounds are essentially similar with respect to their products, raw materials base and product development processes. Shared inputs between the components also include intellectual property, a global research and development team, and a single-instance information technology platform for invoicing, manufacturing, finance and human resources. These inputs and processes, none of which resides independently within the components of Fragrance Compounds, are critical to creating outputs, and are not easily replaced or replicated.

These individual components also, to a large extent, have common outputs as more than half of our global Fragrance Compound sales are sold largely to the same customers. Accordingly, our Fragrance Compounds commercial teams are principally organized by customer or customer types rather than an individual component category.

Each of the Fragrance Compounds components has a portion of its commercial, creative and marketing resources dedicated based on the “end-use” consumer product market categories noted while the balance of these resources are shared across various levels of the Fragrance Compounds activities.

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In addition, we believe a potential acquirer would most likely be interested in only acquiring the Fragrance Compounds business as a whole, versus an individual component within Fragrance Compounds.

For these reasons, we believe that Fragrance Compounds is the appropriate reporting unit based on the high level of business integration, shared processes (e.g. manufacturing and product development), common inputs (e.g. supply chain and information technology) as well as common customers and distribution platforms. Our judgment also considered the substantial similarity of the compounds, the regulatory environment, and the financial performance of the various compounds.

(b)	Fragrance Ingredients

As opposed to the individual Fragrance Compounds components, we have concluded that the Fragrance Ingredients component of our Fragrances operating segment is a “business”, and thus is a reporting unit. This determination reflects the fact that this component possesses substantially all of the processes, inputs, assets and organizational structure needed to operate as a business.

(ii)	Flavors Business

We have four geographical components which we have aggregated into a single reporting unit within our Flavors operating segment. Each of these four components constitutes a business for which discrete financial information is available and which is regularly reviewed by segment management. They include:

1.	Flavors – EAME (Europe, Africa and Middle East)
2.	Flavors – Greater Asia
3.	Flavors – North America
4.	Flavors – Latin America

In accordance with ASC 350-20-35-35 through 36 and ASC 280-10-50-11, we have aggregated the four geographical components within our Flavors operating segment into one reporting unit called “Flavors”, as in our judgment, the individual components are comprised of (i) substantially similar end-use categories of products, (ii) common operating model and similar financial profiles, (iii) a substantial level of common inputs at a global level (such as product development /R&D platforms, information technology, procurement and marketing) and (iv) shared inputs within each of the regions (such as commercial teams, customer base, manufacturing and supply chain resources, and a similar regulatory environment).

The thousands of flavor compounds sold by our Flavors business are sold to consumer products manufacturers and we broadly categorize these sales by the following end-use categories of products in which we believe these compounds are used: (1) Savory, (2) Beverages, (3) Sweet and (4) Dairy. Although we categorize our Flavors operating segment product sales into these four categories, none of these categories is considered to be a reporting unit, since we have not produced discrete financial information that was regularly reviewed by segment management on this basis as noted in ASC 350-20-35-34. Discrete financial information has been prepared at the end-use category level only on an annual basis, as part of our overall strategy planning process. Beginning in 2012, we

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began to produce certain discrete financial information at the Flavors market category level (i.e., Savory, Beverages, Sweet and Dairy). We intend to continue to produce this type of information on a regular basis but note that this discrete data will be supplemental to the geographical data currently provided within the Flavors operating segment and used to manage the Flavors business.

(iii)	Goodwill Impairment Testing

In conjunction with the revised reporting unit structure described above, we have conducted an internal assessment of the fair market value of each of the two reporting units within the Fragrances operating segment and compared this value to the carrying basis of each reporting unit including a reallocation of goodwill as required in ASC 350-20-35. This review did not indicate any potential impairment of goodwill. Each of the two Fragrances reporting units is profitable, generates positive cash flow and our internal analysis indicates that the fair values of each of the reporting units substantially exceeds the estimated carrying values for all years previously reported. We had previously performed our annual goodwill impairment testing at the Flavors reporting unit, and thus, the change in reporting unit structure for our Flavors business will not have any impact.

Financial Statements

Notes to the Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Research and Development, page 56

3.	We note your response to comment five in our letter dated April 23, 2012. Please help us better understand how you determined the appropriate accounting for the research and development credits that you receive. Unlike a typical income tax credit, this particular credit is fully refundable without regard to taxable income or income taxes payable and is not measured by reference to income. You state that this credit is analogous to a government grant or assistance. In this regard, please help us better understand how you determined the credit should be treated as a reduction of income tax expense. Please also tell us the amounts reflected in income tax expense and research and development expense related to these credits for each of the three years ended December 31, 2011 as well as the three months ended March 31, 2012. Please also clarify at what point you record the credit on your financial statements, including if it is as research and development costs are incurred on when the credit is actually received.

Company Response:

We classify R&D Credits claimed on tax returns to reduce tax due to zero as a reduction of income tax expense, and the amounts included in income tax expense related to these credits are not material. We classify any remaining excess refundable R&D Credits as a reduction of R&D expense. We follow an income recognition model, whereby such R&D Credits are recognized as qualifying expenditures are incurred.

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The amounts included in income tax expense and R&D expense for each of the three years ended December 31, 2011 and the three-months ended March 31, 2012 are as follows:

R&D Credit	For the Years Ended December 31,			For the three months ended March 31,
	2011	2010	2009	2012
Included in income tax expense	$2,006,958	$2,188,954	$826,312	$1,326,182
Excess amout included in R&D expense	$4,554,970	$5,973,083	$11,500,000	$—

Note 12. Segment Information, page 72

4.	We note your response to comment 11 in our letter dated April 23, 2012. Given your disclosures in your Business section beginning on page 4 as well as the way you present each of your current operating segments on your website, we have difficulty understanding how you determined that you only have two groups of similar products which are flavors and fragrances. For example, on page 4, you disclose that your Flavors business includes four categories of products: (1) Savory, (2) Beverages, (3) Sweet, pharmaceutical and oral care, and (4) Dairy. Please provide the disclosures required by ASC 280-10-50-40 for each group of similar products and services.

Company Response:

We disclose on page 3 in our 2011 Form 10-K, that “we create, manufacture and supply flavors and fragrances for the food, beverage, personal care and household products industries. Our flavors and fragrances are individual ingredients or compounds of a large number of ingredients that are blended, mixed or reacted together to produce proprietary formulas created by our perfumers and flavorists.”

Our product offerings are principally compounds that we sell to other consumer product companies for use in their products. We use the term “product” to refer to the end-use category of products in which our compounds may be used by our customers. We group these compounds by those that provide taste (flavors) and those that provide scent (fragrances). We consider these two groupings to be that of essentially similar products and end-uses as the products within these groupings share similar characteristics as follows:

1.	The nature of the products within these groupings is the same;
2.	The nature of the production process is the same;
3.	The customers we sell to is the same;
4.	The distribution channels to our customers is the same and
5.	Each grouping shares the same regulatory environment.

We analyze sales based on our best estimate of what we believe our customers’ end-use of our product will be in order to assist our investors in understanding how our products are used by our

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customers and our assessment of what market drivers are impacting our performance or growth opportunities. In our Management’s Discussion and Analysis, we have consistently discussed sales activity based on end-use market categories to further explain those factors that may be driving changes in revenues year-over-year. In addition, these end-use market categories help give investors a better understanding of the end-use market dynamics that are impacting our business and help investors correlate their understanding of other consumer product companies and their markets to our business.

Consequently, in our Business Section of the Form 10-K and on our website, we explain that our flavor compounds are used in Savory, Beverages, Sweet, pharmaceutical and oral care and Dairy products and our fragrance compounds are used in Fine and Beauty Care and Functional Fragrance consumer products. However, for example, we do not produce beverage products; we produce the flavorings that other consumer product companies will use in their beverage products. In addition, it is our customers’ determination as to what end-use category one of our formulas will be used in. It is also possible to have essentially the same formula copied into another end-use category or to be sold in one case as a “complete” finished formula and in another case the same formula to be broken up into components (and thereby considered both a compound and an ingredient sale) based on the customers’ manufacturing strategy.

Furthermore, the Company respectfully notes the requirement of ASC 280-10-50-40 that the amount of reported revenues for product disclosure shall be based on the financial information used to produce the general-purpose financial statements. The information used to identify sales by end-use category is obtained from a sales reporting tool that is linked to our underlying enterprise resource planning system. It is not, however, calculated directly from our financial reporting system. This sales reporting reflects gross sales at the plant level and as such does not reflect revenue recognition adjustments required for GAAP (such as rebate adjustments or SAB Topic 13 revenue recognition adjustments). These adjustments are recorded on a legal-entity basis or at a consolidated company level without consideration of the end-use category information previously discussed. Certain assumptions and allocation estimates are therefore required to arrive at our existing GAAP disclosures.

We do not believe that ASC 280-10-50-40 would require disclosure of the revenues by our end-use categories because (i) our “products,” as used in ASC 280-10-50-40 actually refers to the thousands of flavor compounds or fragrance ingredients and compounds (which we report as two groups of similar products) that we sell to external customers, rather than the end-use category of products in which our compounds and ingredients may be used by our customers and (ii) the characteristics of the sales reporting system noted above. However, in order to provide disclosures that are aligned with other parts of our Form 10-K, we propose providing the supplemental information provided below in our Form 10-K in future filings, which is based on information that we are presently able to derive without undue effort and expense. We do not believe that it would be practicable to provide this information at a lower level (e.g. such as at the Savory, Beverages, Sweet, and Dairy levels) due to the extraneous time and effort that would be involved in preparing the information, as well as the subjectivity of the required adjustments down at these end-use categories.

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Sales by end-use Product Category

	Year Ended December 31,
(DOLLARS IN THOUSANDS)	2011	2010	2009
Flavor compounds	48%	43%	47%
Functional fragrances	23	23	24
Fine fragrance and beauty care	18	18	17
Fragrance ingredients	11	16	12

Total net sales	100%	100%	100%

Form 10-Q for the Period Ended March 31, 2012

General

5.	Please address the above comments in your interim filings as well, as applicable.

Company Response:

We respectfully acknowledge the Staff’s comment, and will address the comments above in future interim filings, as applicable.

**************************

If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7270.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and
Chief Financial Officer

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